SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Interim Financial Statements

 (unaudited)

Net Serviços de Comunicação S.A.

September 30, 2012
With Independent Auditor’s Review Report on individual and consolidated interim financial statements

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Interim financial statements

(unaudited)

September 30, 2012

A free translation from Portuguese into English of Independent Auditor’s Review Report on individual and consolidated interim financial statement

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Net Serviços de Comunicação S.A. (“Company”) for the quarter ended September 30, 2012, comprising the balance sheet as at September 30, 2012 and the related income statement for the three and nine-month periods then ended and the statement of changes in equity and cash flow statement for the nine-month period then ended, including accompanying notes.

Management is responsible for the preparation of the individual interim financial information in accordance with Accounting Pronouncement CPC 21 – Interim Financial Reporting, and of the consolidated interim financial information in accordance with CPC 21 and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated interim statement of value added for the nine-month period ended September 30, 2012, preparation of which management is responsible for, whose presentation in the interim financial information is required by standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that the interim statements of value added were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

São Paulo, October 23, 2012.

Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-6

Leonardo Amaral Donato

Accountant CRC-1RJ090794/O-0 ‘S’ SP

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of comprehensive income (unaudited)

Three and nine-month periods ended September 30, 2012 and 2011

(In thousands of reais, except for earnings per share)

		Controlling Company
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2012	2011	2012	2011
Net revenues	4	1,055,188	885,307	3,033,284	2,553,848
Cost of services rendered	5/7	(675,292)	(546,623)	(1,910,004)	(1,578,978)
Gross profit		379,896	338,684	1,123,280	974,870

Operating expenses
Selling expenses	7	(146,467)	(113,205)	(408,358)	(308,257)
General and administrative expenses	7	(122,435)	(133,608)	(369,943)	(390,098)
Other	7	(14,101)	(685)	(42,377)	(6,281)
		(283,003)	(247,498)	(820,678)	(704,636)

Investments in subsidiaries
Equity pickup	13	80,614	109,845	211,858	261,267
		80,614	109,845	211,858	261,267

Operating profit		177,507	201,031	514,460	531,501

Finance results
Finance expenses	6	(56,386)	(204,082)	(256,888)	(325,678)
Finance income	6	18,713	31,447	68,889	101,319
		(37,673)	(172,635)	(187,999)	(224,359)

Profit before income taxes and social contribution		139,834	28,396	326,461	307,142

Income tax
Current	12	(16)	2,311	1,746	(191)
Deferred	12	(31,800)	(7,130)	(76,024)	(51,935)
		(31,816)	(4,819)	(74,278)	(52,126)
Profit for the period		108,018	23,577	252,183	255,016

Basic and diluted earnings per share – common	23	0.30	0.06	0.69	0.70
Basic and diluted earnings per share – preferred	23	0.32	0.07	0.76	0.77

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of comprehensive income (unaudited)

Three and nine-month periods ended September 30, 2012 and 2011

(In thousands of reais)

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2012	2011	2012	2011
Net revenues	4	2,029,153	1,715,325	5,794,932	4,908,156
Cost of services rendered	5/7	(1,288,056)	(1,067,289)	(3,688,547)	(3,068,048)
Gross profit		741,097	648,036	2,106,385	1,840,108

Operating expenses
Selling expenses	7	(232,369)	(190,928)	(653,111)	(522,165)
General and administrative expenses	7	(248,710)	(232,184)	(727,314)	(660,171)
Other	7	(28,136)	(8,334)	(80,463)	(33,057)
		(509,215)	(431,446)	(1,460,888)	(1,215,393)

Operating profit		231,882	216,590	645,497	624,715

Finance results
Finance expenses	6	(95,503)	(226,728)	(361,170)	(387,874)
Finance income	6	28,170	44,397	99,836	133,718
		(67,333)	(182,331)	(261,334)	(254,156)

Profit before income taxes and social contribution		164,549	34,259	384,163	370,559

Income tax
Current	12	(29,831)	(29,961)	(73,024)	(86,063)
Deferred	12	(26,700)	19,279	(58,956)	(29,480)
		(56,531)	(10,682)	(131,980)	(115,543)
Profit for the period		108,018	23,577	252,183	255,016

The Company has no other comprehensive results that should be included in these income statements.

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheets

(In thousands of reais)

		Controlling company		Consolidated
	Notes	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011
ASSETS
Current
Cash and cash equivalents	8	34,837	391,638	181,306	721,178
Trade accounts receivable	9	366,517	260,718	700,212	507,711
Inventories	10	40,516	23,435	71,284	53,135
Related parties	19	29,964	18,502	-	-
Programming receivable from subsidiaries	19	41,247	33,933	-	-
Recoverable taxes	12	57,794	91,633	65,325	115,717
Prepaid expenses		23,935	18,936	32,246	29,736
Interest on equity	19	25,178	66,096	-	-
Prepaid rights for use	19	119,300	120,804	167,728	169,844
Other current assets		6,618	14,835	13,969	24,174
Total current assets		745,906	1,040,530	1,232,070	1,621,495

Non-current
Long-term receivables
Judicial deposits	11	67,846	60,003	118,011	97,338
Related parties	19	53,509	181,633	-	-
Deferred taxes	12	-	-	317,948	301,495
Recoverable taxes	12	4,060	4,060	5,620	5,589
Prepaid rights for use	19	136,518	225,802	191,935	317,463
Other non-current assets		2,760	4,079	5,148	9,288
		264,693	475,577	638,662	731,173

Investments	13	1,168,781	1,385,460	-	-
Property, plant and equipment	14	2,968,144	2,242,860	5,300,883	4,122,766
Intangible assets	15	2,383,879	2,394,812	2,427,718	2,449,966

Total non-current assets		6,785,497	6,498,709	8,367,263	7,303,905

Total assets		7,531,403	7,539,239	9,599,333	8,925,400

		Controlling company		Consolidated
	Notes	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011
LIABILITIES
Current
Trade accounts payable	16	688,805	468,385	1,154,429	731,951
Accounts payable – programming suppliers	17	130,456	112,187	201,011	172,345
Taxes payable		30,635	33,772	82,314	94,435
Payroll and related charges		159,611	167,359	237,483	237,202
Debt	18	64,876	230,731	130,357	294,968
Related parties	19	117,477	74,889	131,025	84,490
Income taxes and social contribution		-	-	12,692	-
Deferred revenues	19	115,533	117,699	202,440	207,299
Unrealized losses on derivatives	24/25	4,657	12,527	4,657	12,527
Other current liabilities		36,221	9,778	55,979	21,753
Total current liabilities		1,348,271	1,227,327	2,212,387	1,856,970

Non-current
Deferred taxes	12	105,862	29,890	105,862	30,503
Debt	18	999,201	1,394,159	1,336,586	1,874,414
Deferred revenues	19	143,064	230,287	251,769	404,636
Related parties	19	50,662	22,851	680,000	-
Provisions	20	427,240	427,126	555,626	551,278
Other non-current liabilities		17,081	19,760	17,081	19,760
Total non-current liabilities		1,743,110	2,124,073	2,946,924	2,880,591

Equity
Share capital	21	5,599,320	5,599,320	5,599,320	5,599,320
Capital reserves		153,168	153,168	153,168	153,168
Accumulated deficit		(1,312,466)	(1,564,649)	(1,312,466)	(1,564,649)
		4,440,022	4,187,839	4,440,022	4,187,839

Total liabilities and equity		7,531,403	7,539,239	9,599,333	8,925,400

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in equity (unaudited)

Nine-month periods ended  September 30, 2012 and 2011

(In thousands of reais)

	Number of shares (thousands)		Capital stock			Capital reserves
	Common	Preferred	Subscribed	To be paid in	Paid in	Share premium	Special goodwill reserve	Share premium	Accumulated deficit	Total
Balances on December 31, 2010	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,937,822)	3,814,666

Profit for the period	-	-	-	-	-	-	-	-	255,016	255,016

Balances on September 30, 2011	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,682,806)	4,069,682

Balances on December 31, 2011	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,564,649)	4,187,839

Profit for the period	-	-	-	-	-	-	-	-	252,183	252,183

Balances on September 30, 2012	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,312,466)	4,440,022

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of cash flow (unaudited)

Nine-month period ended September 30, 2012 and 2011

(In thousands of reais)

	Controlling company		Consolidated
	Nine-month period ended September 30,		Nine-month period ended September 30,
	2012	2011	2012	2011
Net cash flows from operating activities
Profit for the year	252,183	255,016	252,183	255,016
Adjustments to reconcile profit for the year to cash flow from operating activities
Equity pick-up	(211,858)	(261,267)	-	-
Monetary and exchange rate variations, net	63,819	99,065	98,956	94,733
Interest expense on borrowing	88,211	132,962	116,915	153,409
Depreciation and amortization	576,846	449,434	984,494	778,528
Losses on derivative financial instruments	(619)	15,733	(619)	15,733
Deferred income taxes and social contribution	76,024	51,935	58,956	29,480
Loss (gain) on disposal of property, plant and equipment	607	(353)	1,808	(908)
Provisions	8,414	8,542	29,278	17,400

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivable	(105,799)	(69,579)	(192,501)	(138,313)
(Increase) decrease in inventories	(17,081)	(8,221)	(18,149)	(3,713)
(Increase) decrease in recoverable taxes	33,788	55,569	50,310	65,636
(Increase) decrease in prepaid expenses	(4,999)	(953)	(2,510)	(1,448)
(Increase) decrease in other assets	23.835	(6,155)	(6,326)	(17,672)
Increase (decrease) in suppliers and programming	238,689	78,573	451,144	127,328
Increase (decrease) in fiscal obligations	(3,136)	2,720	571	5,684
Increase (decrease) in payroll and related charges	(7,748)	34,449	281	51,390
Increase (decrease) in deferred revenues	(89,389)	(90,777)	(157,877)	(160,648)
Increase (decrease) in provisions and other accounts payable	26.558	(44,207)	(3,346)	(64,316)
Dividend received	576,600	-	-	-
Net cash provided by operating activities	1,524,945	702,486	1,663,568	1,207,319

Cash flow from investing activities
Acquisition of business, net of cash received	(1,043)	-	(1,043)	-
Acquisition of property, plant and equipment and intangible assets	(1,172,610)	(579,229)	(1,974,976)	(1,017,580)
Cash proceeds from sale of property, plant and equipment	138	1,319	168	2,338
Net cash used in investing activities	(1,173,515)	(577,910)	(1,975,851)	(1,015,242)

Cash flow from financing activities
Debt
Proceeds	3,383	43,058	7,057	139,971
Repayments of principal	(617,650)	(267,546)	(783,719)	(320,382)
Repayments of interest	(107,222)	(119,197)	(130,927)	(138,885)

Related parties
Proceeds	437,615	13,749	680,000	-
Payments	(424,357)	(92,218)	-	-
Net cash used in financing activities	(708,231)	(422,154)	(227,589)	(319,296)

Net decrease in cash and cash equivalents	(356,801)	(297,578)	(539,872)	(127,219)

Cash and cash equivalents at the beginning of the period	391,638	601,014	721,178	821,560
Cash and cash equivalents at the end of the period	34,837	303,436	181,306	694,341
	(356,801)	(297,578)	(539,872)	(127,219)

Supplementary disclosure of cash flow information
Income taxes and social contribution paid	339	2,220	57,305	84,959

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Value added statements (unaudited)

Nine-month period ended September 30, 2012 and 2011

(In thousands of reais)

	Controlling company		Consolidated
	Nine-month period ended September 30,		Nine-month period ended September 30,
	2012	2011	2012	2011
1. Generation of value added
Rendering of services	3,675,439	3,080,455	7,019,173	5,928,952
Other revenues	12,589	3,459	20,539	6,547
Revenue from the construction of own assets	13,540	14,865	25,566	18,487
Allowance for doubtful accounts	(33,839)	(19,604)	(57,907)	(35,355)
	3,667,729	3,079,175	7,007,371	5,918,631
2. ( - ) Inputs
Cost of services rendered	(790,838)	(676,930)	(1,646,911)	(1,389,188)
Materials, energy and other outsourced services	(720,411)	(591,491)	(1,507,482)	(1,245,915)
Other	(43,326)	(10,166)	(64,768)	(19,375)
	(1,554,575)	(1,278,587)	(3,219,161)	(2,654,478)

3. Gross value added (1-2)	2,113,154	1,800,588	3,788,210	3,264,153

4. (-) Depreciation and amortization	(547,176)	(449,434)	(942,587)	(778,528)

5. Net value added generated (3-4)	1,565,978	1,351,154	2,845,623	2,485,625

6. Transferred value added received
Equity pick-up	211,858	261,267	-	-
Finance income	69,268	69,295	102,330	92,631
	281,126	330,562	102,330	92,631

7. Net value added for distribution(5+6)	1,847,104	1,681,716	2,947,953	2,578,256

8. Distribution of value added Personnel:
Direct Compensation	311,218	315,912	453,107	452,825
Benefits	66,806	67,725	109,705	108,297
FGTS	23,951	20,855	34,812	30,404
Other	13,982	12,171	23,125	18,340
	415,957	416,663	620,749	609,866
Government:
Federal	335,934	254,561	667,312	517,793
State	510,427	405,790	914,226	746,551
Municipal	8,639	8,004	12,768	11,214
	855,000	668,355	1,594,306	1,275,558
Third party capital:
Finance income and expenses	148,168	164,527	230,021	207,892
Rental	79,282	68,304	134,444	115,685
Monetary and foreign exchange rate variations	96,514	108,851	116,250	114,239
	323,964	341,682	480,715	437,816
Equity:
Profit for the period	252,183	255,016	252,183	255,016
Total	1,847,104	1,681,716	2,947,953	2,578,256

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

1.      Corporate information

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or “the Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo Stock Exchange – BM&FBOVESPA (“Bolsa de Valores, Mercadorias e Futuros”) under the code NETC.

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores (CNMV).

The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company offers cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name.

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Brazilian Corporate Law, the standards published by National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, the Regulations of the BM&FBOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

2.    Basis of preparation and presentation of the interim financial statements

The  Company’s interim financial statements for the three-month period ended September 30, 2012 and 2011 were prepared and presented in accordance with accounting practices adopted in Brazil, which include the provisions of the Brazilian Corporate Law, the pronouncements issued by the Committee Accounting Pronouncements - CPC and regulations issued by the Securities and Exchange Commission - CVM, which are in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board - IASB, except for the measurement of investments in subsidiaries recorded by the equity method in the controlling company’s interim financial statements.

The interim financial statements for the three and nine-month periods ended September 30, 2012 and 2011 were prepared in accordance with CPC 21 – Interim Financial Statements and IAS 34 - Interim Financial Reporting (consolidated).

Pronouncements IFRS 9 Financial Instruments: Classification and Measurement, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IFRS 13 Fair Value Measurement, IAS 27 Separate Financial Statements (R) and IAS 28 Investments in Associates and Joint Ventures (R) are effective for annual periods beginning on or after January 1, 2013. The Company understands that the adoption of these standards and interpretations will not impact its financial statements and interim financial statements.

The Company's Board of Directors has power to amend the financial statements after issued. On October 23, 2012, the Board of Directors approved the Company’s individual and consolidated financial statements and authorized disclosure thereof.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 2 of the financial statements for the year ended December 31, 2011.

3. Accounting practices

The interim financial statements for the three and nine month period ended September 30, 2012 have  been prepared based on the same accounting practices disclosed in the note 3 of the financial statements for the year ended 2011.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

4. Net revenues

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Gross revenues	1,329,219	1,103,701	3,811,975	3,179,344
Taxes on rendering of services	(226,829)	(183,899)	(642,155)	(526,607)
Discounts and cancellations	(47,202)	(34,495)	(136,536)	(98,889)
Net revenues	1,055,188	885,307	3,033,284	2,553,848

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Gross revenues	2,544,251	2,138,672	7,261,499	6,111,585
Taxes on rendering of services	(432,505)	(358,613)	(1,224,241)	(1,020,796)
Discounts and cancellations	(82,593)	(64,734)	(242,326)	(182,633)
Net revenues	2,029,153	1,715,325	5,794,932	4,908,156

For the three and nine-month periods ended September 30, 2012, the natures of taxes levied on sales have not significantly changed in relation to the disclosures made in the note 4 of the financial statements for the year ended December 31, 2011.

All the Company’s revenues are generated in Brazil.

5. Cost of services rendered

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)

Programming costs	(218,973)	(176,488)	(614,527)	(494,975)
Materials and maintenance	(10,521)	(8,819)	(32,944)	(25,137)
Personnel	(75,025)	(76,582)	(220,273)	(215,771)
Pole rental	(8,339)	(14,284)	(42,323)	(40,986)
Depreciation	(131,558)	(97,955)	(369,470)	(277,241)
Amortization	(29,761)	(29,671)	(89,412)	(88,995)
Third party service	(91,950)	(49,214)	(243,449)	(149,709)
Network electrical power	(7,984)	(7,309)	(25,824)	(20,479)
Telecommunications	(60,620)	(49,646)	(150,345)	(161,873)
Other	(40,561)	(36,655)	(121,437)	(103,812)
	(675,292)	(546,623)	(1,910,004)	(1,578,978)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

5. Cost of services rendered – continued

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)

Programming costs	(465,705)	(394,325)	(1,329,243)	(1,111,667)
Materials and maintenance	(22,270)	(19,525)	(70,160)	(53,126)
Personnel	(121,544)	(124,548)	(361,770)	(348,698)
Pole rental	(13,067)	(21,527)	(66,027)	(61,894)
Depreciation	(247,903)	(193,372)	(706,972)	(553,194)
Amortization	(41,702)	(41,587)	(125,232)	(124,738)
Third party service	(175,814)	(118,167)	(498,776)	(351,672)
Network electrical power	(12,624)	(11,078)	(40,332)	(31,851)
Telecommunications	(120,303)	(77,000)	(278,012)	(244,736)
Other	(67,124)	(66,160)	(212,023)	(186,472)
	(1,288,056)	(1,067,289)	(3,688,547)	(3,068,048)

6. Finance results

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Finance Income:
Interest on loans to subsidiaries and associated companies	1,664	7,111	11,461	26,649
Interest on cash and cash equivalents	634	8,372	8,823	26,035
Interest on prepaid rights for use	9,292	8,810	27,510	26,083
Interest and fines on late monthly payments	6,923	5,775	19,500	16,411
Interest on tax credits	194	1,290	1,539	5,577
Other	6	89	56	564
	18,713	31,447	68,889	101,319
Finance Expenses:
Finance charges on loans and debentures	(17,431)	(35,157)	(77,065)	(111,310)
Monetary exchange rate variation on debt	(3,393)	(103,503)	(54,884)	(60,717)
Finance charges and monetary exchange	(16,868)	(78,585)	(60,954)	(91,270)
Finance charges on provisions for contingencies	2,726	(6,204)	(25,939)	(20,287)
Losses on derivatives	(157)	27,086	619	(15,733)
IOF tax on intercompany transactions	(416)	(1,133)	(2,868)	(9,047)
PIS and COFINS taxes on interest income	(417)	(338)	(1,163)	(966)
Discounts extended	(4,495)	(2,415)	(7,215)	(8,100)
Monetary and exchange variation on suppliers and accounts payable	(11,007)	(1,154)	(17,836)	(2,510)
Other	(4,928)	(2,679)	(9,583)	(5,738)
	(56,386)	(204,082)	(256,888)	(325,678)
Total	(37,673)	(172,635)	(187,999)	(224,359)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

6. Finance results – continued

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Finance Income:
Interest on cash and cash equivalents	2,382	19,227	24,231	59,083
Interest on prepaid rights for use	13,064	12,387	38,677	36,672
Interest and fines on late monthly payments	12,504	10,323	34,946	29,269
Interest on tax credits	213	1,552	1,922	6,514
Other	7	908	60	2,180
	28,170	44,397	99,836	133,718
Finance Expenses:
Finance charges on loans and debentures	(20,344)	(42,403)	(92,638)	(131,756)
Monetary exchange rate variation on debt	(3,393)	(103,503)	(54,884)	(60,717)
Finance charges and monetary exchange	(43,232)	(85,023)	(131,345)	(110,079)
Finance charges on provisions for contingencies	1,409	(7,916)	(27,974)	(26,144)
Losses on derivatives	(157)	27,086	619	(15,733)
IOF tax on intercompany transactions	(1,733)	(1,419)	(4,735)	(12,643)
PIS and COFINS taxes on interest income	(763)	(610)	(2,112)	(1,746)
Discounts extended	(8,739)	(4,244)	(16,406)	(13,863)
Monetary and exchange variation on suppliers and accounts payable	(12,874)	(5,256)	(18,458)	(6,238)
Other	(5,677)	(3,440)	(13,237)	(8,955)
	(95,503)	(226,728)	(361,170)	(387,874)
Total	(67,333)	(182,331)	(261,334)	(254,156)

7. Expenses by nature

The Company presents its income statements by function. The table below shows details by nature:

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Programming costs	(218,973)	(176,488)	(614,527)	(494,975)
Other costs	(112,652)	(103,958)	(329,083)	(315,858)
Third party service	(205,657)	(136,073)	(561,430)	(373,392)
Depreciation and amortization	(191,243)	(156,166)	(547,176)	(449,434)
Payroll expenses	(157,924)	(163,992)	(461,243)	(458,280)
Other	(71,846)	(57,444)	(217,223)	(191,675)
	(958,295)	(794,121)	(2,730,682)	(2,283,614)
Classified as:
Cost of services rendered	(675,292)	(546,623)	(1,910,004)	(1,578,978)
Selling expenses	(146,467)	(113,205)	(408,358)	(308,257)
General and administrative expenses	(122,435)	(133,608)	(369,943)	(390,098)
Other	(14,101)	(685)	(42,377)	(6,281)
	(958,295)	(794,121)	(2,730,682)	(2,283,614)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

7. Expenses by nature – continued

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Programming costs	(465,705)	(394,325)	(1,329,243)	(1,111,667)
Other costs	(205,413)	(169,987)	(580,797)	(505,888)
Third party service	(343,425)	(249,601)	(970,757)	(700,392)
Depreciation and amortization	(326,946)	(269,645)	(942,587)	(778,528)
Payroll expenses	(229,369)	(241,101)	(681,405)	(667,940)
Other	(226,413)	(174,076)	(644,646)	(519,026)
	(1,797,271)	(1,498,735)	(5,149,435)	(4,283,441)
Classified as:
Cost of services rendered	(1,288,056)	(1,067,289)	(3,688,547)	(3,068,048)
Selling expenses	(232,369)	(190,928)	(653,111)	(522,165)
General and administrative expenses	(248,710)	(232,184)	(727,314)	(660,171)
Other	(28,136)	(8,334)	(80,463)	(33,057)
	(1,797,271)	(1,498,735)	(5,149,435)	(4,283,441)

8.  Cash and cash equivalents

	Controlling company		Consolidated
	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011
Cash and banks	7,489	15,447	18,816	32,346
Banking deposit certificates	3,190	3,334	13,723	3,417
Investment funds	24,158	372,857	148,767	685,415
	34,837	391,638	181,306	721,178

The decrease in cash and cash equivalents in the period is due mainly to acquisition of fixed assets and intangibles and the additional information relating to this note has not been significantly changed in relation to the disclosures made in note 8 of the financial statements for the year ended December 31, 2011.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

9. Trade receivables

	Controlling company		Consolidated
	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011
Trade receivables	408,093	293,046	773,146	565,709
(-) Allowance for doubtful accounts	(41,576)	(32,328)	(72,934)	(57,998)
	366,517	260,718	700,212	507,711

Breakdown of trade receivables is as follows:

	Controlling company		Consolidated
	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011
Due	217,381	155,925	418,606	308,956

Overdue:
Up to 30 days	122,142	88,726	233,521	168,521
31 – 60 days	19,427	12,479	34,033	21,807
61 – 90 days	13,539	9,768	23,304	17,797
91- 180 days	35,604	26,148	63,682	48,628
	408,093	293,046	773,146	565,709

The continuity schedule of the allowance for doubtful accounts is shown below:

	Controlling	Consolidated
Balances at December 31, 2011	(32,328)	(57,998)
Credits provisioned during the period (unaudited)	(33,839)	(57,907)
Credits written off during the period (unaudited)	24,591	42,971
Balances at September 30, 2012 (unaudited)	(41,576)	(72,934)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 9 of the financial statements for the year ended December 31, 2011.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

10. Inventories

	Controlling company		Consolidated
	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011
Material for network maintenance	22,395	11,551	27,880	17,626
Material for technical assistance	18,121	11,884	43,404	35,509
	40,516	23,435	71,284	53,135

During the three and nine-month periods ended September 30, 2012, R$10,521 and R$32,944, respectively, (R$8,819 and R$25,137 during the three and nine-month periods ended September 30, 2011) consumed for materials related to maintenance of networks and technical assistance, which were recorded in cost of services rendered in the controlling company and R$22,270 and R$70,160 (R$19,525 and R$53,126 during the three and nine-month periods ended September 30, 2011) in the consolidated (unaudited).

11. Judicial deposits

The Company has judicial deposits related to labor, civil, tax and social security claims, as follows:

	Controlling company		Consolidated
	09/30/2012 (unaudited)	12/31/2012	09/30/2012 (unaudited)	12/31/2011
Labor	9,746	7,043	16,236	11,927
Civil	4,130	2,261	8,228	4,036
Lease of poles and ducts and copyright payable	35,023	33,514	66,293	59,616
Tax	18,947	17,185	27,254	21,759
	67,846	60,003	118,011	97,338

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

12. Income tax

a.    Income tax and social contribution

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current income tax and social contribution expenses	(16)	2,311	1,746	(191)

Deferred income tax and social contribution on:
Temporary differences:
-Provisions and other	9,716	(238)	26,424	4,896
-Fiscal credits on Goodwill	(34,263)	(24,552)	(102,789)	(65,879)
- Amortization of intangible and property, plant and equipment	4,118	4,047	12,305	12,084
- Estimated average tax rate	(11,371)	13,613	(11,964)	(3,036)
Total deferred income tax	(31,800)	(7,130)	(76,024)	(51,935)
Tax expenses	(31,816)	(4,819)	(74,278)	(52,126)

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current income tax and social contribution expenses	(29,831)	(29,961)	(73,024)	(86,063)

Deferred income tax and social contribution on:
Tax losses and negative tax basis of social contribution	(12,754)	(13,877)	(36,209)	(36,685)
Temporary differences:
-Provisions and other	16,211	5,193	40,279	10,646
-Fiscal credits on Goodwill	(34,263)	(24,552)	(102,789)	(65,879)
- Amortization of intangible and property, plant and equipment	4,118	4,047	12,305	12,084
- Estimated average tax rate	(12)	48,468	27,458	50,354
Total deferred income tax	(26,700)	19,279	(58,956)	(29,480)
Tax expenses	(56,531)	(10,682)	(131,980)	(115,543)

The income taxes and social contribution expense was calculated based on the estimated annual tax average rate of 22.75% in the case of the controlling company’s interim financial statements and 34.36% in the case of the consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

12. Income tax – continued

a.    Income tax and social contribution – continued

Amounts reported as income tax expense in the income statements are reconciled to the statutory rates as follows:

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)

Profit before income taxes and social contribution	139,834	28,396	326,461	307,142

Income taxes and social contribution at the nominal rate of 34%	(47,544)	(9,654)	(110,997)	(104,428)

(Additions) / exclusions:
Income tax and social contribution on equity	27,409	37,348	72,032	88,831
Income tax and social contribution on non-deductible expenses	(287)	(740)	(987)	(1,441)

Other reconciling items:
Unrecorded current year tax losses	(3,464)	(50,571)	(25,515)	(51,494)
Recognition of tax losses and negative basis for social contribution taxes, for which deferred tax asset was not recognized in previous year	-	6,202	-	19,633
Recognition (derecogmition) of deferred income taxes and social contribution on temporary differences - Estimated average tax rate	(7,864)	13,613	(10,558)	(3,036)
Other	(66)	(1,017)	1,746	(191)
Income tax and social contribution for the period	(31,816)	(4,819)	(74,278)	(52,126)
Effective tax rate	(22.75%)	(16.97%)	(22.75%)	(16.97%)

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)

Profit before income taxes and social contribution	164,549	34,259	384,163	370,559

Income taxes and social contribution at the nominal rate of 34%	(55,947)	(11,648)	(130,615)	(125,990)

(Additions) / exclusions:
Income taxes and social contribution equity	(383)	(1,151)	(1,278)	(2,251)
Income taxes and social contribution on permanently nondeductible expenses

Other reconciling items:
Unrecorded current year tax losses	(3,283)	(52,633)	(26,874)	(54,997)
Recognition of tax losses and negative basis for social contribution taxes, for which deferred tax asset was not recognized in previous year	(59)	6,622	(4.309)	15,990
Recognition (derecogmition) of deferred income taxes and social contribution on temporary differences - Estimated average tax rate	2,553	48,468	27,678	50,354
Other	588	(340)	3,418	1,351
Income taxes and social contribution for the period	(56,531)	(10,682)	(131,980)	(115,543)
Effective rate	(34.36%)	(31.18%)	(34.36%)	(31.18%)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

12. Income tax – continued

b.    Deferred and recoverable tax

	Controlling company		Consolidated
	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011
Recoverable tax:
Withhold income tax	7,632	32,529	8,370	46,870
Recoverable Federal tax	14,895	33,882	21,578	43,250
Recoverable State tax	36,531	28,268	38,178	29,889
Other	2,796	1,014	2,819	1,297
	61,854	95,693	70,945	121,306
Current	57,794	91,633	65,325	115,717
Non-current	4,060	4,060	5,620	5,589

Deferred taxes:

Income taxes and Social contribution assets:
Net operating losses carryforward	-	-	220,407	256,616
Temporary differences
Provisions	125,157	122,721	145,568	139,903
Allowance for doubtful accounts	15,178	12,033	27,293	22,184
Provision for profit sharing	27,578	40,110	37,681	52,676
Foreign exchange and derivative losses	25,870	4,259	31,198	4,259
Property, equipment, inventories and trade accounts payables	49,919	38,068	60,516	42,994
Estimated average tax rate and other	36	307	39,023	361
	243,738	217,498	341,279	262,377

	243,738	217,498	561,686	518,993

Income taxes and Social contribution liabilities:
Temporary differences
Tax credit on goodwill	(199,314)	(96,528)	(199,314)	(96,528)
Intangible	(138,192)	(152,415)	(138,192)	(152,415)
Property, plant and equipment	914	1,548	914	1,548
Other	(13,008)	7	(13,008)	(606)
	(349,600)	(247,388)	(349,600)	(248,001)

	(105,862)	(29,890)	212,086	270,992

Non-current assets	-	-	317,948	301,495
Non-current liabilities	(105,862)	(29,890)	(105,862)	(30,503)
	(105,862)	(29,890)	212,086	270,992

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

12. Income tax – continued

b.          Deferred and recoverable tax – continued

	Controlling company	Consolidated
Changes in deferred income tax and social contribution deferred assets	Temporary differences	Net operating losses carry forward	Temporary differences	Total
Balances at December 31, 2011	-	256,616	44,879	301,495
Addition (unaudited)	99,865	-	170,977	170,977
Write-offs (unaudited)	(73,624)	(36,209)	(92,074)	(128,283)
Reclassification of deferred tax liabilities (unaudited)	(26,241)	-	(26,241)	(26,241)
Balances at September 30, 2012 (unaudited)	-	220,407	97,541	317,948

Changes in deferred income tax and social contribution deferred liabilities	Controlling company	Consolidated
	Temporary differences
Balances at December 31, 2011	29,890	30,503
Addition (unaudited)	114,505	114,505
Write-offs (unaudited)	(12,292)	(12,905)
Reclassification of deferred tax assets (unaudited)	(26,241)	(26,241)
Balances at September 30, 2012 (unaudited)	105,862	105,862

Estimated realization of deferred tax assets on September 30, 2012 is determined based on the projection of future taxable income, as follows (unaudited):

	Controlling company	Consolidated
2012	137,782	210,324
2013	66,428	116,142
2014	9,463	99,046
2015	8,302	94,558
2016 to 2021	21,763	41,616
	243,738	561,686

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

12. Income tax – continued

b.   Deferred and recoverable tax – continued

The Company has net operating losses to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling company						Consolidated
09/30/2012 (unaudited)			12/31/2011			09/30/2012 (unaudited)			12/31/2011
Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

1,648,628	1,961,648	-	1,792,251	2,227,470	-	2,556,066	2,891,118	-	2,803,040	3,258,005	-

Tax credit (25%/9%)

412,157	176,548	588,705	448,063	200,472	648,535	639,017	260,201	899,218	700,760	293,220	993,980

Recognized tax credit

-	-	-	-	-	-	(160,078)	(60,329)	(220,407)	(186,725)	(69,891)	(256,616)

Non-recognized tax credit

412,157	176,548	588,705	448,063	200,472	648,535	478,939	199,872	678,811	514,035	223,329	737,364

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 12 of the financial statements for the year ended December 31, 2011.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

13. Investments

Detailed information about the composition, changes as well relevant information of investments are as follows:

a) Continuity schedule of investments

Companies	% Interest	Balaces on 12/31/2011	Additons (unaudited)	Capital increase (unaudited)	Dividends (unaudited)	Equity (unaudited)	Balances on 09/30/2012 (unaudited)
Investments in subsidiaries:
Net São Paulo Ltda.	100%	801,062	-	-	(382,000)	183,124	602,186
Net Rio Ltda.	100%	417,176	-	-	(190,000)	24,527	251,703
Net Brasília Ltda.	100%	111,303	-	97,900	-	3,479	212,682
Reyc Comércio e Participações Ltda.	100%	40,038	-	50,161	-	(3,697)	86,502
Other	100%	15,881	2	-	(4,600)	4,425	15,708
		1,385,460	2	148,061	(576,600)	211,858	1,168,781

On May 14, 2012, the subsidiaries Net São Paulo Ltda. and Net Rio Ltda., paid dividends to the parent company Net Services in the amount of R$382,000 and R$190,000, respectively. The subsidiaries Net Brasilia Ltda. and Reyc Comércio e Participação Ltda.  increased its capital using debts they have with the Company as described in note 19.

       b) Information related to subsidiaries (unaudited)

	09/30/2012								09/30/2011
							Effect on the Controlling Company’s results		Effect on the Controlling Company’s results
Subsidiaries:	Quotas (000)	Assets	Liabilities	Equity	Net sales	Net income/(loss) for the period	Three-month period ended September 30, 2012	Nine-month period ended September 30, 2012	Three-month period ended September 30, 2011	Nine-month period ended September 30, 2011
Net São Paulo Ltda.	43,972	2,208,999	1,606,813	602,186	1,776,892	183,124	65,449	183,124	85,077	200,447
Net Rio Ltda.	20,000,000	1,009,841	758,138	251,703	830,504	24,527	9,986	24,527	27,412	64,278
Net Brasília Ltda.	18,662,671	336,331	123,649	212,682	223,784	3,479	2,931	3,479	1,858	2,910
Reyc Comércio e Participações Ltda.	3,967	283,961	197,459	86,502	245,041	(3,697)	469	(3,697)	(5,987)	(10,017)
Other	-	36,642	20,934	15,708	12,374	4,425	1,779	4,425	1,485	3,649
							80,614	211,858	109,845	261,267

In June 2012, the Company acquired 100% of the shares of Net Brasil Serviços de Televisão por Assinatura S.A. ("Net Brasil Serviços") resulting from the split-off of  Net Brasil S.A., current G2C Globosat Comercialização de Conteúdos S.A., for R$1,045 in cash. Net Brasil Serviços has as business purpose, representation, leasing products and accessories, programming and commercial brokerage, and other related services for pay-TV. The transaction resulted in the recognition of intangible assets of indefinite useful life of R$1,043. The acquisition was accounted for using the acquisition method and the financial statements and the results of Net Brasil Serviços were consolidated in the consolidated financial statements of the Company as of June 1, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

14. Property, plant and equipment
	Controlling company
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2011	4,257,254	122,063	28,108	23,651	59,514	2,980	28,445	7,795	4,529,810
Additions (unaudited)	1,074,840	26,389	50	1,146	3,280	57	3,440	13	1,109,215
Transfers (unaudited)	(4,187)	661	-	5	3,521	-	-	-	-
Write-offs (unaudited)	(15,414)	(2,903)	(28)	(37)	(2)	(795)	-	-	(19,179)
Balances at September 30, 2012 (unaudited)	5,312,493	146,210	28,130	24,765	66,313	2,242	31,885	7,808	5,619,846

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2011	(2,096,964)	(99,930)	(22,344)	(16,411)	(31,338)	(2,674)	(17,410)	121	(2,286,950)
Additions (unaudited)	(364,706)	(10,473)	(1,070)	(974)	(2,581)	(70)	(3,312)	-	(383,186)
Write-offs (unaudited)	14,877	2,699	23	37	2	796	-	-	18,434
Balances at September 30, 2012 (unaudited)	(2,446,793)	(107,704)	(23,391)	(17,348)	(33,917)	(1,948)	(20,722)	121	(2,651,702)

Net balances at December 31, 2011	2,160,290	22,133	5,764	7,240	28,176	306	11,035	7,916	2,242,860
Net balances at September 30, 2012 (unaudited)	2,865,700	38,506	4,739	7,417	32,396	294	11,163	7,929	2,968,144

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

14. Property, plant and equipment – continued

	Consolidated
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2011	8,182,538	150,057	45,550	32,771	98,138	3,903	54,356	8,144	8,575,457
Additions (unaudited)	1,868,441	26,831	152	1,480	3,308	74	5,658	13	1,905,957
Transfers (unaudited)	(11,284)	939	11	228	10,106	-	-	-	-
Write-offs (unaudited)	(34,787)	(3,984)	(138)	(75)	(2)	(990)	(13)	-	(39,989)
Balances at September 30, 2012 (unaudited)	10,004,908	173,843	45,575	34,404	111,550	2,987	60,001	8,157	10,441,425

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2011	(4,178,441)	(124,822)	(36,970)	(21,547)	(53,282)	(3,070)	(35,061)	502	(4,452,691)
Additions (unaudited)	(699,916)	(12,252)	(1,487)	(1,426)	(4,619)	(218)	(5,946)	-	(725,864)
Transfers (unaudited)	-	-	-	(74)	74	-	-	-	-
Write-offs (unaudited)	33,048	3,767	133	59	2	990	14	-	38,013
Balances at September 30, 2012 (unaudited)	(4,845,309)	(133,307)	(38,324)	(22,988)	(57,825)	(2,298)	(40,993)	502	(5,140,542)

Net balances at December 31, 2011	4,004,097	25,235	8,580	11,224	44,856	833	19,295	8,646	4,122,766
Net balances at September 30, 2012 (unaudited)	5,159,599	40,536	7,251	11,416	53,725	689	19,008	8,659	5,300,883

During the nine-month period ended September 30, 2012, the Company did not identify an indication that the property, plant and equipment may be impaired, as required by IAS 36/CPC 01 (R1) Impairment of assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

15. Intangible assets

	Controlling Company
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2011	1,961,405	496,586	416,650	304,367	10,301	3,189,309
Additions (unaudited)	-	-	60,934	-	2,461	63,395
Additions for business combinations (unaudited)	-	-	-	-	1,043	1,043
Balances at September 30, 2012 (unaudited)	1,961,405	496,586	477,584	304,367	13,805	3,253,747

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balance on December 31, 2011	(212,062)	(59,666)	(280,115)	(240,516)	(2,138)	(794,497)
Additions (unaudited)	-	-	(36,390)	(38,046)	(935)	(75,371)
Balances at September 30, 2012 (unaudited)	(212,062)	(59,666)	(316,505)	(278,562)	(3,073)	(869,868)

Net balance on December 31, 2011	1,749,343	436,920	136,535	63,851	8,163	2,394,812
Net balances at September 30, 2012 (unaudited)	1,749,343	436,920	161,079	25805	10,732	2,383,879

	Consolidated
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2011	1,928,616	438,726	539,103	304,367	16,173	3,226,985
Additions	-	-	66,558	-	2,461	69,019
Additions for business combinations (unaudited)	-	-	-	-	1,043	1,043
Balances at September 30, 2012 (unaudited)	1,928,616	438,726	605,661	304,367	19,677	3,297,047

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balance on December 31, 2011	(178,742)	(1,806)	(347,972)	(240,516)	(7,983)	(777,019)
Additions	-	-	(53,302)	(38,046)	(962)	(92,310)
Balances at September 30, 2012 (unaudited)	(178,742)	(1,806)	(401,274)	(278,562)	(8,945)	(869,329)

Net balance on December 31, 2011	1,749,874	436,920	191,131	63,851	8,190	2,449,966
Net balances at September 30, 2012 (unaudited)	1,749,874	436,920	204,387	25,805	10,732	2,427,718

The Company assesses the recovery of the carrying value of goodwill and intangible assets with indefinite useful life at the close of each fiscal year. The last assessment performed on December 31, 2011, did not result in any recognizing losses on intangible assets, even applying conservative assumptions in an adverse scenario. On September 30, 2012, the Company did not identify the existence of indicators of impairment in their intangible assets.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 15 of the financial statements for the year ended December 31, 2011.

16. Trade payables

	Controlling company		Consolidated
	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011
Domestic suppliers	679,144	465,287	1,052,193	687,765
Foreign suppliers	9,661	3,098	102,236	44,186
	688,805	468,385	1,154,429	731,951

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

16. Trade payables– continued

Are included in the heading trading payables values required by ECAD - Central Bureau of Collection and Distribution, the body that acts as legal representative of artists and authors in the collection and distribution of royalty payments due to them by the public disclosure of musical compositions in Brazil.

To allow comparison of balances at September 30, 2012, amounts in discussion related to copyright have been reclassified to the heading of trade payables.

17.  Trade payables – programming content suppliers

	Controlling company		Consolidated
Description	09/30/2012	12/31/2011	09/30/2012		12/31/2011
Related parties
G2C Globosat Comercialização de Conteúdos S.A (*)	53,348	46,370	116,610		102,146
DLA, Inc (Digital Latin America, LLC).	794	-	4,386	-	-

Third parties	76,314	65,817	80,015		70,199
	130,456	112,187	201,011		172,345

The table below shows programming and related costs incurred:

	Operating results
	Controllling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
Companies	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Related parties
G2C Globosat Comercialização de Conteúdos S.A (*)	(158,184)	(130,669)	(440,760)	(360,717)
DLA, Inc (Digital Latin America, LLC).	(2,038)		(5,762)

Third parties	(58,751)	(45,819)	(168,005)	(134,258)

	(218,973)	(176,488)	(614,527)	(494,975)

	Operating results
	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
Companies	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Related parties
G2C Globosat Comercialização de Conteúdos S.A (*)	(331,704)	(288,438)	(948,080)	(799,476)
DLA, Inc (Digital Latin America, LLC).	(5,618)	-	(16,984)	-

Third parties	(128,383)	(105,887)	(364,179)	(312,191)

	(465,705)	(394,325)	(1,329,243)	(1,111,667)

(*) Former Net Brasil S.A

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 17 of the financial statements for the year ended December 31, 2011.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

18. Debt

			Effective interest rate per annum		Controlling company
	Currency	Nominal interest rate per annum	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)			12/31/2011
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	23,815	7,624	31,439	30,805	24,359	55,164
Finame PSI	R$	4.50 to 8.70%	5.11%	5.10%	23,303	82,702	106,005	19,758	97,252	117,010
					47,118	90,326	137,444	50,563	121,611	172,174
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	9,706	706,963	716,669	23,301	652,321	675,622
Banco Inbursa S.A.	US$	7.88%	9.26%	9.26%	8,052	201,912	209,964	6,519	186,317	192,836
					17,758	908,875	926,633	29,820	838,638	868,458

Total loans and financings					64,876	999,201	1,064,077	80,383	960,249	1,040,632

			Debentures
			09/30/2012 (unaudited)	12/31/2011

Non-convertible debentures			-	58,000	-	-	-	150,348	433,910	584,258

Total					64,876	999,201	1,064,077	230,731	1,394,159	1,624,890

			Effective interest rate per annum		Consolidated
	Currency	Nominal interest rate per annum	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)			12/31/2011
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	46,006	19,435	65,441	64,864	51,550	116,414
Finame PSI	R$	4.50 to 8.70%	5.10%	5.10%	58,540	206,363	264,903	47,644	244,142	291,786
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.10% a 2.55%	-	12.97%	-	-	-	2,292	120,000	122,292
					104,546	225,798	330,344	114,800	415,692	530,492
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	9,706	706,963	716,669	23,301	652,321	675,622
Banco Inbursa S.A.	US$	7.88%	9.26%	9.26%	16,105	403,825	419,930	6,519	372,491	379,010
					25,811	1,110,788	1,136,599	29,820	1,024,812	1,054,632

Total loans and financings					130,357	1,336,586	1,466,943	144,620	1,440,504	1,585,124

			Debentures
			09/30/2012 (unaudited)	12/31/2011

Non-convertible debentures			-	58,000	-	-	-	150,348	433,910	584,258

Total					130,357	1,336,586	1,466,943	294,968	1,874,414	2,169,382

On May 18, 2012, the Company settled the Bank Credit Notes issued by Itaú BBA totaling R$121,196, of which R$120,000 refers to the principal amount, R$294 to interest and R$902 to premium paid to Itaú BBA for early settlement, and settled all the public debentures of the 6th issue totaling R$611,792, of which R$580,000 refers to the principal amount, R$30,701 to interest and R$1,091 award paid to bondholders for early settlement. The resources used for these payments were obtained through mutual contracts with the Company's indirect controlling shareholder, as described in note 20.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

18. Debt – continued

a)        Costs of debt

Following shown the amortization schedule of the costs of debt:

Year	Banco Inbursa S.A.	Global Notes 2020	Total
2012	74	154	228
2013	310	616	926
2014	336	616	952
2015	364	616	980
2016 - 2020	1,515	2,361	3,876
	2,599	4,363	6,962

The additional information relating to this note has not been significantly changed in relation to the disclosures made in note 18 of the financial statements for the year ended December 31, 2011.

19. Related parties

a)      Management’s compensation

Compensation paid to the Company's management fields of expertise is as follows:

	Controlling Company and Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Compensation	778	834	2,343	2,713
Profit participation plan	1,816	2,642	5,773	7,875
	2,594	3,476	8,116	10,588

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control

The main balances of assets, liabilities, revenues and expenses in September 30, 2012 and December 31, 2011, arising from the transactions between related parties are as follows:

	Controlling company

	Assets

	Related parties(*)		Programming receivable		Interest on equity		Advance	Total
Companies
	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	09/30/2012 (unaudited)	12/31/2011
Subsidiaries

Net São Paulo Ltda.	17,591	10,092	25,339	20,960	-	40,438	-	42,930	71,490
Net Rio Ltda.	28,058	17,738	12,478	10,182	19,477	19,477	-	60,013	47,397
Net Brasília Ltda.	2,213	87,810	3,295	2,688	5,701	5,701	-	11,209	96,199
Reyc Comércio e Participações Ltda.	35,148	84,252	-	-	-	-	-	35,148	84,252
Other	132	202	135	103	-	480	-	267	785
	83,142	200,094	41,247	33,933	25,178	66,096	-	149,567	300,123
Entities under the common control
Globosat Programadora Ltda.	11	41	-	-	-	-	-	11	41
Primesys Soluções Empresariais S.A	257	-	-	-	-	-	-	257	-
Telmex do Brasil Ltda.	63	-	-	-	-	-	-	63	-
Cablena do Brasil Ltda.	-	-	-	-	-	-	8,076	8,076	-
	331	41	-	-	-	-	8,076	8,407	41

Total Assets	83,473	200,135	41,247	33,933	25,178	66,096	8,076	157,974	300,164

Current assets	29,964	18,502	41,247	33,933	25,178	66,096	-	96,389	118,531
Non-current assets	53,509	181,633	-	-	-	-	8,076	61,585	181,633

(*) The decrease in the related parties balances of the subsidiaries Net Brasília Ltda. and Reyc Comércio e Participações Ltda. occurred due to the increase in its capital as described in note 13.

.

	Consolidated
	Assets
	Accounts receivable		Advance	Total
Companies	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	09/30/2012 (unaudited)	12/31/2011

Entities under the common control
Globosat Programadora Ltda.	186	182	-	186	182
Primesys Soluções Empresariais S.A.	271	104	-	271	104
Telmex do Brasil Ltda.	63		-	63	-
Cablena do Brasil Ltda.	-		8,076	8,076	-
G2C Globosat Comercialização de Conteúdos S.A.	1.303		-	1,303	-
Total assets	1,823	286	8,076	9,899	286

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

19. Related parties – continued

c)      Subsidiaries, stockholders and entities under the common control – continued

17
	Controlling company
18
	Liabilities
19
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies
	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011
Subsidiaries

Reyc Comércio e Part. Ltda.
	-	-	-	-	-	-	47,509	30,789	47,509	30,789
Net Brasília Ltda.
	-	-	-	-	-	-	2,058	-	2,058	-
Net São Paulo Ltda.
	-	-	-	-	-	-	46,196	20,543	46,196	20,543
Jacarei Cabo S/A
	-	-	-	-	-	-	2,238	2,308	2,238	2,308
Other
	-	-	-	-	-	-	169	-	169	-

	-	-	-	-	-	-	98,170	53,640	98,170	53,640
Stockholders
Emp, Brasil, de Telecom S.A. –
Embratel (**)
	166,306	42,991	-	-	-	-	69,969	44,100	236,275	87,091

	166,306	42,991	-	-	-	-	69,969	44,100	236,275	87,091
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A.	-	-	53,348	46,370	-	-	-	-	53,348	46,370
Banco Inbursa S.A. (not include the cost of debt)
	-	-	-	-	211,264	194,242	-	-	211,264	194,242
Procisa do Brasil Proj Con e Inst Ltda
	1,694	-	-	-	-	-	-	-	1,694	-
Cablena do Brasil Ltda,
	4,139	-	-	-	-	-	-	-	4,139	-
Claro S.A.
	436	825	-	-	-	-	-		436	825
Primesys Soluções Empresariais S.A.
	5,594	1,630	-	-	-	-	-	-	5,594	1,630
DLA,.Inc (Digital Latin America, LLC).
	-	-	794	-	-	-	-	-	794	-
Other
	301	259	-	-	-	-	-	-	301	259

	12,164	2,714	54,142	46,370	211,264	194,242	-	-	277,570	243,326

Total Liabilities	178,470	45,705	54,142	46,370	211,264	194,242	168,139	97,740	612,015	384,057

Current assets	178,470	45,705	54,142	46,370	8,204	6,662	117,477	74,889	358,293	173,626
Non-current assets	-	-	-	-	203,060	187,580	50,662	22,851	253,722	210,431

	Consolidated
	liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011
Stockholders
Emp. Brasil de Telecom S.A. – Embratel (**)	306,339	60,199	-	-	-	-	107,651	84,490	413,990	144,689
	306,339	60,199	-	-	-	-	107,651	84,490	413,990	144,689
Entities under the common control
G2C Globosat Comercialização de Conteúdos S.A.	-	-	116,610	102,146	-	-	-	-	116,610	102,146
Banco Inbursa S.A. (not include the cost of debt)	-	-	-	-	422,529	381,822	-	-	422,529	381,822
Cablena do Brasil Ltda,	4,139	-	-	-	-	-	-	-	4,139	-
America Movil. S.A.B de C.V.	-	-	-	-	-	-	703,374	-	703,374	-
Procisa do Brasil Proj.Cons. e Inst.Ltda.	2,698	1,455	-	-	-	-	-	-	2,698	1,455
DLA, Inc (Digital Latin America, LLC).	-	-	4,386	-	-	-	-	-	4,386	-
Primesys Soluções Empresariais S.A.	6,110	1,830	-	-	-	-	-	-	6,110	1,830
Other	971	1,508	-	-	-	-	-	-	971	1,508
	13,918	4,793	120,996	102,146	422,529	381,822	703,374	-	1,260,817	488,761

Total liabilities	320,257	64,992	120,996	102,146	422,529	381,822	811,025	84,490	1,674,807	633,450

Current liabilities	320,257	64,992	120,996	102,146	16,409	6,662	131,025	84,490	588,687	258,290
Non-current liabilities	-	-	-	-	406,120	375,160	680,000	-	1,086,120	375,160

(**) Balances relating to transfer are substantially on account of the Netfone and contracting of Link Internet.
Increase in the period of 9 months ended September 30, 2012 in part due to the increase of business volume.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

19. Related parties – continued

c)      Subsidiaries, stockholders and entities under the common control – continued

On May 8, 2012, the Company entered with its indirect parent company, America Movil, SAB CV, into three mutual contracts through their operators, Net São Paulo Ltda. and Net Rio Ltda., totaling R$680,000, maturing in 5 years (2017). The interest rate is equivalent to the CDI plus a "spread" of 1.08% per annum, payable in May and November of each year beginning in 2012. The Company used proceeds from those contracts to settle the Bank Credit Notes issued by Banco Itaú BBA and the totality of public debentures of the 6th. issued by the Company (Note 18).

The continuity schedule of prepaid used rights for use and deferred revenues in transactions with Embratel is as follows:

	Controlling company
	Assets		Liabilities
	Prepaid used rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2011	120,804	225,802	99,117	185,262	19,581	46,932	118,698	232,194
Write-offs (unaudited)	(90,788)	-	(74,488)	-	(15,535)	-	(90,023)	-
Transfers (unaudited)	89,284	(89,284)	73,254	(73,254)	14,546	(14,546)	87,800	(87,800)
Balance at 09/30/2012 (unaudited)	119,300	136,518	97,883	112,008	18,592	32,386	116,475	144,394

	Consolidated
	Assets		Liabilities
	Prepaid used rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2011	169,844	317,463	174,622	326,396	34,430	81,306	209,052	407,702
Additions(unaudited)	-	-	-	-	-	152	-	152
Write-offs (unaudited)	(127,644)	-	(131,235)	-	(27,722)	-	(158,957)	-
Transfers (unaudited)	125,528	(125,528)	129,060	(129,060)	24,895	(24,895)	153,955	(153,955)
Balance at 09/30/2012 (unaudited)	167,728	191,935	172,447	197,336	31,603	56,563	204,050	253,899

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

19. Related parties – continued

c)      Subsidiaries, stockholders and entities under the common control – continued

	Controlling Company

	Operating results / finance

	Three-month period ended September 30

	Services revenue and transfer of administrative expenses		Finance		Telecommunications – expenses and amortization		Rental revenues Telecommunications expenses		Programming		Commissions / programming guide		Total
Companies
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Subsidiaries

Net São Paulo Ltda.	53,980	37,897	(1,169)	1,809	-	-	-	-	-	-	-	-	52,811	39,706
Net Rio Ltda.	25,297	18,008	427	125	-	-	-	-	-	-	-	-	25,724	18,133
Net Brasília Ltda.	6,896	4,947	(78)	2,379	-	-	-	-	-	-	-	-	6,818	7,326
Reyc Comércio e Participações Ltda.	-	-	840	2,106	-	-	-	-	-	-	-	-	840	2,106
Other	344	264	(159)	(144)	-	-	-	-	-	-	-	-	185	120

	86,517	61,116	(139)	6,275	-	-	-	-	-	-	-	-	86,378	67,391
Stockholders

Emp. Brasil, de Telecom. S.A. – Embratel	-	-	(246)	(778)	(128,292)	(101,403)	92,034	79,206	-	-	-	-	(36,504)	(22,975)
	-	-	(246)	(778)	(128,292)	(101,403)	92,034	79,206	-	-	-	-	(36,504)	(22,975)
Entities under the common control
Banco Inbursa S.A. (not include the cost of debt)	-	-	(5,527)	(68,161)	-	-	-	-	-	-	-	-	(5,527)	(68,161)
G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	-	-	(158,184)	(130,669)	(337)	(264)	(158,521)	(130,933)
Primesys Soluções Empresariais S.A.	-	-	-	-	(5,438)	(3,573)	657	-	-	-	-	-	(4,781)	(3,573)
Telmex do Brasil Ltda.	-	-	-	-	-	(3,552)	28	-	-	-	-	-	28	(3,552)
Claro S.A	-	-	-	-	(1,820)	(1,575)	-	-	-	-	-	-	(1,820)	(1,575)
DLA, Inc (Digital Latin America, LLC).	-	-	-	-	-	-	-	-	(2,038)	-	-	-	(2,038)	-
Other	-	-	-	-	(131)	(119)	32	70	-	-	(788)	(763)	(887)	(812)

	-	-	(5,527)	(68,161)	(7,389)	(8,819)	717	70	(160,222)	(130,669)	(1,125)	(1,027)	(173,546)	(208,606)

	86,517	61,116	(5,912)	(62,664)	(135,681)	(110,222)	92,751	79,276	(160,222)	(130,669)	(1,125)	(1,027)	(123,672)	(164,190)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

19. Related parties – continued

c)         Subsidiaries, stockholders and entities under the common control – continued

	Controlling company

	Operating results / financial

	Nine-month period ended September 30

	Services revenue and transfer of administrative expenses		Finance		Telecommunications expenses and amortization		Rental revenues/ Telecommunications		Programming		Commissions / programming guide		Total
Companies
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Subsidiaries

Net São Paulo Ltda.	161,299	113,751	(1,758)	11,928	-	-	-	-	-	-	-	-	159,541	125,679
Net Rio Ltda.	76,193	54,554	2,621	174	-	-	-	-	-	-	-	-	78,814	54,728
Net Brasília Ltda.	20,754	14,552	2,567	6,797	-	-	-	-	-	-	-	-	23,321	21,349
Reyc Comércio e Participações Ltda.	-	-	4,699	6,043	-	-	-	-	-	-	-	-	4,699	6,043
Other	1,057	801	(418)	(369)	-	-	-	-	-	-	-	-	639	432

	259,303	183,658	7,711	24,573	-	-	-	-	-	-	-	-	267,014	208,231
Stockholders

Emp, Brasil, de Telecom S.A. – Embratel	-	-	(966)	(1,581)	(349,888)	(302,884)	270,765	231,957	-	-	-	-	(80,089)	(72,508)
	-	-	(966)	(1,581)	(349,888)	(302,884)	270,765	231,957	-	-	-	-	(80,089)	(72,508)
Entities under common control
Banco Inbursa S.A. (not include the cost of debt)	-	-	(28,728)	(61,530)	-	-	-	-	-	-	-	-	(28,728)	(61,530)
G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	-	-	(440,760)	(360,717)	(803)	(762)	(441,563)	(361,479)
Primesys Soluções Empresariais S.A.	-	-	-	-	(14,469)	(9,683)	1,381	-	-	-	-	-	(13,088)	(9,683)
Telmex do Brasil Ltda.	-	-	-	-	-	(27,471)	99	-	-	-	-	-	99	(27,471)
Claro S.A.	-	-	-	-	(5,818)	(5,660)	-	-	-	-	-	-	(5,818)	(5,660)
DLA. Inc (Digital Latin America, LLC).	-	-	-	-	-	-	-	-	(5,762)	-	-	-	(5,762)	-
Other	-	-	-	-	(296)	(309)	91	258	-	-	(2,347)	(2,176)	(2,552)	(2,227)

	-	-	(28,728)	(61,530)	(20,583)	(43,123)	1,571	258	(446,522)	(360,717)	(3,150)	(2,938)	(497,412)	(468,050)

	259,303	183,658	(21,983)	(38,538)	(370,471)	(346,007)	272,336	232,215	(446,522)	(360,717)	(3,150)	(2,938)	(310,487)	(332,327)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

19. Related parties – continued

c)      Subsidiaries, stockholders and entities under the common control – continued

	Consolidated
	Operating results / financial
	Three-month period ended September 30

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Stockholders
Emp, Brasil. de Telecom. S.A. – Embratel
	179,603	144,340	(3,854)	(4,475)	(206,987)	(137,637)	-	-	-	-	(31,238)	2,228
	179,603	144,340	(3,854)	(4,475)	(206,987)	(137,637)	-	-	-	-	(31,238)	2,228
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	(331,704)	(288,438)	(484)	(463)	(332,188)	(288,901)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(1,564)	(1,594)	(1,564)	(1,594)
Banco Inbursa S.A. (not include the cost of debt)	-	-	(11,194)	(68,161)	-	-	-	-	-	-	(11,194)	(68,161)
America Movel. S.A.B de C.V.	-	-	(15,120)	-	-	-	-	-	-	-	(15,120)	-
Telmex do Brasil Ltda.	28	-	-	-	-	(9,490)	-	-	-	-	28	(9,490)
Claro S.A.	-	-	-	-	(2,918)	(3,164)	-	-	-	-	(2,918)	(3,164)
Primesys Soluções Empresariais S.A.	699	-	-	-	(5,905)	-	-	-	-	-	(5,206)	-
DLA, Inc (Digital Latin America, LLC).	-	-	-	-	-	-	(5,618)	-	-	-	(5,618)	-
Other	417	817	-	-	(2,841)	(5,862)	-	-	-	-	(2,424)	(5,045)
	1,144	817	(26,314)	(68,161)	(11,664)	(18,516)	(337,322)	(288,438)	(2,048)	(2,057)	(376,204)	(376,355)
	180,747	145,157	(30,168)	(72,636)	(218,651)	(156,153)	(337,322)	(288,438)	(2,048)	(2,057)	(407,442)	(374,127)

	Consolidated
	Operating results / financial
	Nine-month period ended September 30

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Stockholders
Emp, Brasil, de Telecom, S.A. – Embratel
	516,427	416,958	(11,665)	(11,877)	(544,973)	(382,456)	-	-	-	-	(40,211)	22,625
	516,427	416,958	(11,665)	(11,877)	(544,973)	(382,456)	-	-	-	-	(40,211)	22,625
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	(948,080)	(799,476)	(1,410)	(1,333)	(949,490)	(800,809)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(4,807)	(4,518)	(4,807)	(4,518)
Banco Inbursa S.A. (not include the cost of debt)	-	-	(57,629)	(61,530)	-	-	-	-	-	-	(57,629)	(61,530)
America Movel, S,A,B de C.V.	-	-	(23,374)	-	-	-	-	-	-	-	(23,374)	-
Telmex do Brasil Ltda.	99	-	-	-	-	(61,818)	-	-	-	-	99	(61,818)
Claro S.A.	-	-	-	-	(9,509)	(10,126)	-	-	-	-	(9,509)	(10,126)
Primesys Soluções Empresariais S.A.	1,440	-	-	-	(15,919)	-	-	-	-	-	(14,479)	-
DLA, Inc (Digital Latin America, LLC).	-	-	-	-	-	-	(16,984)	-	-	-	(16,984)	-
Other	1,136	1,817	-	-	(8,950)	(12,799)	-	-	(1)	(5)	(7,815)	(10,987)
	2,675	1,817	(81,003)	(61,530)	(34,378)	(84,743)	(965,064)	(799,476)	(6,218)	(5,856)	(1,083,988)	(949,788)
	519,102	418,775	(92,668)	(73,407)	(579,351)	(467,199)	(965,064)	(799,476)	(6,218)	(5,856)	(1,124,199)	(927,163)

The nature of transactions involving related parties has not changed in relation to disclosures made in the note 20 of the financial statements for the year ended December 31, 2011.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

20. Commitments and provisions

I)      Commitments

The Company has several firm agreements with suppliers as follows:

	Rental of poles	Rental of ducts	Rental of offices	Equipment	Total
2012 (6 months)	32,108	2,333	8,025	42,652	85,118
2013 to 2017	815,818	58,839	196,839	5,668	1,077,164
2018 to 2021	801,131	57,780	193,296	-	1,052,207
Total	1,649,057	118,952	398,160	48,320	2,214,489

II)   Provisions

The Company and its subsidiaries are involved in legal and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax delinquency notices, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. In addition, it is not possible to predict when these cases will be settled, as they are dependent on factors outside the Company management’s control. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings and, based in its legal advisors, pending judicial analysis an prior experience in the claim amounts, constituted provision considered enough to cover probable losses in the proceedings in course, as follows:

	Controlling company
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2011	25,830	33,834	367,462	427,126
Additions (unaudited)	22,802	13,681	2,460	38,943
Inflation adjustments (unaudited)	569	9,861	13,818	24,248
Amounts used (unaudited)	(8,511)	(6,571)	(12,639)	(27,721)
Unused amounts reversed (unaudited)	(2,797)	(25,275)	(7,284)	(35,356)
Balances at September 30, 2012 (unaudited)	37,893	25,530	363,817	427,240

	Consolidated
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2011	42,295	53,534	455,449	551,278
Additions (unaudited)	37,628	22,379	5,049	65,056
Inflation adjustments (unaudited)	573	10,739	17,014	28,326
Amounts used (unaudited)	(14,810)	(14,661)	(12,639)	(42,110)
Unused amounts reversed (unaudited)	(5,353)	(30,581)	(10,990)	(46,924)
Balances at September 30, 2012 (unaudited)	60,333	41,410	453,883	555,626

On April 13, 2012 the Company received a tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of income tax and social contribution bases in the period between 2007 and 2008 related to its former subsidiary Net Belo Horizonte Ltda. in the amount of R$35,292(income tax) and R$11,143(social contribution).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

20. Commitments and provisions – continued

II)   Provisions – continued

Management based on similar tax assessment defense issued by its lawyers believes that these expenses are in accordance with tax legislation, so there is therefore no reason for disallowance by tax authorities.

In September 2012, the Company settled the ICMS tax on access provider, in the state of Espírito Santo, in the amount of R$11,596. As a result of this payment, we reverse the allowance surplus, amounting to R$5,519, against income for the period.

Except for the matters above mentioned, the nature of the estimated liability for tax, labor and civil claims has not changed significantly in relation to disclosures made in note 21 of the financial statements for the year ended December 31, 2011.

21. Equity

Share capital

On September 30, 2012, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors, who will determine conditions for the issue as per article 170, paragraph 1 of the Brazilian Corporate Law.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

The Extraordinary Shareholders’ Meeting held on April 5, 2012 decided for the cancellation of the Company’s registration as a publicly-held company and the discontinuation of the Level 2 Special Corporate Governance Practices, both subject to the result of the unified public tender offer for the acquisition of all common and preferred shares issued by the Company, included those traded at Nasdaq and Latibex (Unified PTO) of which the maximum price to be offered will be R$26.04 adjusted by the CDI (Interbank Certificate of Deposit) as from March 5, 2012 until the date of delivery of the valuation report of the Company’s shares, that will be prepared by Banco BTG Pactual S.A.. In the event of the price of the shares, calculated pursuant the valuation report, exceeds the maximum price, Embrapar reserves the right to cancel the public offer for cancellation of registration and /or the purchase offer for delisting from level II of BM&FBOVESPA, and to proceed only with the purchase offer through sale of control.

21. Equity – continued

Share capital – continued

On July 5, 2012, Embrapar informed its decision to give up the public offering of shares of the Company for cancellation of registration as a public company and further will promote, together with its subsidiaries Embratel and GB, only the public offer for divestiture of the Company’s controlling shareholder at a price of R$26.64 per share, regardless of the class or type, adjusted by the CDI variation from June 8, 2012 until the date of auction, as well as the discontinuing by the Company, of the corporate governance practices of Level 2 of BM&FBOVESPA.

During the period ended September 30, 2012, Embrapar agreed with Globo Comunicação e Participações SA ("Globo") the terms and conditions of a restructuring of shareholdings held by Embrapar, its subsidiary, Embratel and Globo in the capital of the Company and GB. The implementation of this restructuring was initiated through partial spin-off of GB for an existing entity, the EG Participações S.A. ("EG"), whose controlling shareholder still held by Embrapar and Globo participates as a minority shareholder. Thus, the GB now holds 89,446,769 common shares and 223,080,448 preferred shares issued by the Company, representing 78.15% of its voting capital and 97.63% of non-voting capital and EG now holds 14,080,704 common shares of the Company, representing 12.30% of its voting capital.

Under this restructuring, it was determined that the terms and conditions of the current GB shareholders agreement will remain in force for regulating relations between the Globo and Embrapar, also linking  to EG , until the new shareholders' agreements of EG and the Company's , submitted to ANATEL to meet the regulatory requirements contained in Law 12.485/11, are approved.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in note 22 of the financial statements for the year ended December 31, 2011.

22. Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts mainly for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	Controlling company		Consolidated
	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011
Net Rio Ltda.	-	-	266,136	238,290
Net Serviços de Comunicação S.A.	69,266	47,879	69,266	47,879
Reyc Comércio e Participações Ltda.	-	-	12,729	11,932
Net Brasília Ltda.	-	-	6,684	6,263
Net São Paulo Ltda.	-	-	4,095	3,912
	69,266	47,879	358,910	308,276

23. Earnings per share

     (in thousands, except for earnings per share):

	Controlling Company and Consolidated
	Three-month period ended September 30,		Nine month period ended September 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Numerator
Net income for the period	R$ 108,018	R$ 23,577	R$ 252,183	R$ 255,016
Denominator
Weighted average number of common shares	114,459,685	114,459,685	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916	228,503,916	228,503,916
10% - Preferred shares	1.10	1.10	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308	251,354,308	251,354,308
Denominator for basic and diluted earnings per share	365,813,993	365,813,993	365,813,993	365,813,993
Basic and diluted earnings per common share	R$ 0.30	R$ 0.06	R$ 0.69	R$ 0.70
10% - Preferred shares	1.10	1.10	1.10	1.10
Basic and diluted earnings per preferred share	R$ 0.32	R$ 0.07	R$ 0.76	R$ 0.77

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 24 of the financial statements for the year ended December 31, 2011.

24. Financial instruments

a)      General considerations

The Company is exposed to market risks arising from its operations, and uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to equipment suppliers are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to exchange rate variations, in particular the US dollar. Market values of the Company's key financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee that supports the Company's Board of Directors consists of members of the Stockholders and management, examines issues relating to investments, debt and risk management, and refers matters for management approval, Pursuant to internal policy; the Company's financial earnings must derive from cash generated through operations rather than gains on financial markets. Results obtained by the application of internal controls to manage risks were satisfactory for the proposed objectives.

b)      Fair value

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

Fair values of the main financial liabilities were calculated considering the estimated costs to settle the liabilities on September 30, 2012, which includes penalties  for early settlement.

24. Financial instruments – continued

a)      General considerations – continued

Fair values and carrying amounts of the main financial liabilities are shown below:

	Controlling company
	09/30/2012 (unaudited)		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures - 6th issue	-	-	584,258	586,949
Global Notes 2020	716,669	835,943	675,622	769,371
Banco Inbursa S.A.	209,964	213,126	192,836	196,152
Finame	137,444	137,444	172,174	172,174
	1,064,077	1,186,513	1,624,890	1,724,646

	Consolidated
	09/30/2012 (unaudited)		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures – 6th issue	-	-	584,258	586,949
Global Notes 2020	716,669	835,943	675,622	769,371
Banco Inbursa S.A.	419,930	426,252	379,010	385,643
America Móvil S.A.B de C.V	703,374	703,374	-	-
Banco Itaú BBA	-	-	122,292	122,953
Finame	330,344	330,344	408,200	408,200
	2,170,317	2,295,913	2,169,382	2,273,116

Other financial assets and liabilities have fair values approximated to their carrying amounts.

c) Risks impacting on the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities pegged to foreign currencies, particularly the US dollar. The Company's revenues are generated in Brazilian reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

24. Financial instruments – continued

b)      Risks impacting on the Company’s business – continued

Foreign exchange rate risk – continued

The Company’s foreign currency exposure on September 30, 2012 (unaudited) is shown below:

	Controlling company	Consolidated
Debt in US dollars:
Current:
Interest on loans and financing	17,758	25,811
Suppliers of equipment and others	9,661	102,236
Programming suppliers	3,688	3,688
	31,107	131,735
Non-current:
Loans payable, net of costs of debts	908,875	1,110,788

Exposure liability	939,982	1,242,523

The Company acquired non-speculative derivative financial instruments to hedge against its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in US dollar exchange rate when settling short term transactions. Counterparties to the contracts are the following banks: HSBC, Santander, Itaú, JP Morgan, e Standard.

The Company only enters into foreign exchange derivatives in order to hedge a portion of its accounts payable to imported equipment suppliers and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on debt. For the nine-month period ended September 30, 2012, the Company held a derivative instrument (foreign exchange) position of R$126,405(unaudited), (R$207,463 December 31, 2011), relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa S.A. due between 2017 and 2019 and Global Notes 2020 due to 2020.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

24. Financial instruments – continued

c) Risks impacting on the Company’s business – continued

Foreign exchange rate risk – continued

Derivatives financial instruments are as follows:

	Notional amount		Fair value		Accumulated effect (current year)
Description	09/30/2012 (unaudited)	12/31/2011	09/30/2012 (unaudited)	12/31/2011	Amount payable
“Swaps” contracts
Asset position
Foreign currency	126,405	207,463	117,267	202,382	-
Liability position
Ratios (Dollar vs, CDI)	102,001	154,941	97,618	164,767	4,524
Rates (PRE) (NDF)	24,404	52,522	24,306	50,142	133
	-	-	(4,657)	(12,527)	4,657

The net liability payable of R$4,657 is recognized in the unrealized losses on derivatives account in the balance sheet. During the three and nine -month periods ended September 30, 2012 (unaudited), the Company recognized a loss of R$157 and profit of R$619 on derivatives, respectively (R$27,086 of profit and R$15,733 of loss during the three and nine-month periods ended September 30, 2011 - unaudited), which was recorded finance income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

24. Financial instruments – continued

c) Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

The following table shows the sensitivity analysis of the Company’s management and the effect of cash operations with derivative financial instruments outstanding as of September 30, 2012 (unaudited):

Scenario - currency appreciation (R$/US$) and increase of interbank rate (CDI)

Operations	Contracts			Probable scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Loss	Dollar rate R$	CDI	Loss

Dollar x CDI	10	48,400	De 11/10/2012 a 29/07/2013	2.0306	7.36%	1.5230	9.20%	29,146	1.0153	11.04%	53,530
NDF	6	12,000	De 01/10/2012 a 03/12/2012	2.0306	7.36%	1.5230	9.20%	3,127	1.0153	11.04%	6,144

(a)      The possible adverse scenario is represented by a 25% appreciation of the real against the dollar and an increase of 25% in CDI rate over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% appreciation of the real against the dollar and an increase of 50% in CDI rate % over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/US$) and decrease of CDI

Operations	Contracts			Probable scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Gain	Dollar rate R$	CDI	Gain

Dollar x CDI	10	48,400	De 11/10/2012 a 29/07/2013	2.0306	7.36%	2.5383	5.52%	20,775	3.0459	3.68%	46,346
NDF	6	12,000	De 01/10/2012 a 03/12/2012	2.0306	7.36%	2.5383	5.52%	2,942	3.0459	3.68%	5,996

(c)      The possible adverse scenario is represented by a 25% depreciation of the real in relation to the dollar and reduction in CDI by 25% over the rates of the probable scenario.

(d)     The remote adverse scenario is represented by a 50% depreciation of the real in relation to the dollar and reduction of CDI by 50% over the rates of the probable scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

24. Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

On September 30, 2012 and 2011, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and its subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of September 30, 2012 is as follows:

	Controlling company	Consolidated
Finame	137,444	330,344
America Movil S.A.B de C.V.	-	703,374
Liability exposure	137,444	1,033,718

(-) Financial investments denominated in reais	27,348	162,490
Net exposure	110,096	871,228

Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-tier private securities with low risk ratings as per the guidelines set by the Company, Centralized fund's portfolio is managed by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú and Risk Office Consultoria Financeira Ltda, performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in the subscriber’s accounts receivable and it is reduced by the large number of subscribers that comprise the Company’s subscribers’ base.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

24.  Financial instruments – continued

c)      Risks impacting the Company’s business – continued

   Debt acceleration risk

The Company’s debts contain covenants normally applicable to these types of transactions, in relation to its complying with economic and financial ratios, cash flow requirements and others. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

   Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities as of September 30, 2012 (unaudited).

Controladora
Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Total
2012	14,630	-	9,402	24,032
2013	49,534	60,908	18,803	129,245
2014	29,706	60,908	18,803	109,417
2015	25,019	60,908	18,803	104,730
2016-2020	32,895	984,795	259,470	1,277,160
Total	151,784	1,167,519	325,281	1,644,584

Consolidado
Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	America Movil. S.A.B de C.V.	Total

2012	32,598	-	18,803	27,764	79,165
2013	112,265	60,908	37,607	54,900	265,680
2014	75,315	60,908	37,607	58,430	232,260
2015	62,155	60,908	37,607	60,570	221,240
2016-2020	83,159	984,795	518,940	779,000	2,365,894
Total	365,492	1,167,519	650,564	980,664	3,164,239

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at September 30, 2012 (R$2,0306/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5% and 5.5% and 8.7% per year.

Interest payments for US Dollar denominated debt (Global Notes 2020 and Banco Inbursa S.A.) include withholding taxes, is in accordance with the prevailing tax legislation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

25. Measurement and fair value hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration thereof, a three-level fair value hierarchy is determined by prioritizing the inputs used in measuring fair value as follows:

•       Level 1. Observable inputs such as those with prices quoted in active markets;

•       Level 2. Inputs other than those with prices quoted in active markets, which are observable either directly or indirectly; and

•       Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own assumptions.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable sources (Level 2)	Significant unobservable inputs (Level 3)
Balances at September 30, 2012 (unaudited)	(4,657)	-	(4,657)	-
Balances at December 31, 2011	(12,527)	-	(12,527)	-

Currency swap derivative instruments are tools for managing risks arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the nine-month period ended September 30, 2012 , there were no transfers between levels 1 and 2 in relation to the measurement of the fair value or transfers to level 3.

26. Insurance

The Company has a policy of contracting insurance coverage for assets subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The risk assumptions adopted, given their nature, are not included in the scope of a review of the interim financial statements, therefore, they were not reviewed by our independent auditors.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements September 30, 2012 (In thousands of reais)

26. Insurance – continued

In August 2012, the Company renewed its policies and the total coverage by insurance line is as follows:

Insurance line

	Main coverage	Maximum coverage p.a.
Multi-risk property insurance	Fire, lightening, explosion, windstorm, electrical damage, theft, valuables inside the establishment, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.	305,276
Responsibilities	Civil, operations – commercial/industrial establishments, service provided at the third party establishments of third parties, employer, contingent risks, civil constructions works, crossed civil liability, pain and suffering damages and parking lot valets	3,000
Civil responsibility of the officers and managing officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties due to errors or omissions incurred in management acts with worldwide coverage.	30,459

27. Subsequent events

On October 23, 2012 the Company’s Management approved the issuance of 68 commercial promissory notes, in a single series, with unit face value of R$10,000, totaling up to R$ 680,000, ) on the issue date, with no guarantees or suretyship and maturing in 180 days.

The promissory notes will be subject to public offering for distribution with restricted placement efforts and he proceeds from the aforementioned issue will be used to expand the network, increase the subscriber base and/or restructure the Company’s liabilities.

            FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 3Q12

Results

Net Revenue increased 18.3% totalling R$2,029,153 thousand in 3Q12  compared to R$1,715,325 thousand in 3Q11. The increase is mainly driven by the expansion of subscriber base.

EBITDA (earnings before interest, income taxes including Social Contribution on net income, depreciation and amortization) totalled R$558,828 thousand compared to R$486,234 thousand in 3Q11, an increase of 14.9%.

The Company closed 3Q12  with Net Income of R$108,018 thousand, an increase of 358.2% comparing to R$23,577 thousand in 3Q11, substantially influenced by the positive effect of exchange rate changes.

Gross Debt, which includes principal and interest, ended the quarter at R$1,466.9 million, a decrease of 32.4% in relation to December 31, 2011, when presented R$2,169.4 million, due the settlement of the Bank Credit Notes issued by Itaú BBA totaling R$121,196, and the public debentures of the 6th issue totaling R$611,792 million both amounts including interests and award paid to bondholders for early settlement. The resources used for these payments were obtained through mutual contracts with América Móvil, S.A.B. de C.V., the Company's indirect controlling shareholder, in the amount of R$680 thousand, maturing in 5 years, at interest rate equivalent to the CDI plus a "spread" of 1.08% per annum, payable semiannually.

The Company’s annual and quarterly financial statements include additional BM&FBOVESPA requirements on the adoption of differentiated practices of corporate governance "Level 2".

Net Serviços de Comunicação S.A. CNPJ/MF nº 00.108.786/0001-65

NIN NIRE nº 35.300.177.240

Public Held Corporation Verbo Divino Street nº 1.356 - 1º floor -São Paulo-SP

 Fiscal Council Report

Considering the material submitted, previous analyzes and additional information provided by the auditors, the members recommended the Company's financial statements for the period ended September 30, 2012, prepared by management in accordance with International Financial Reporting Standards (IFRS) and accounting practices adopted in Brazil, to the Board for approval, which will be formalized in a specific document.

São Paulo, October 19, 2012.

Martin Roberto Glogowsky

Eraldo Soares Peçanha

João Adamo Júnior

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the opinion expressed in the independent auditors' report relating to the individual and consolidated financial statements for the period ended September 30, 2012, contained in that report.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

__________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the individual and consolidated financial statements for the period ended September 30, 2012.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

____________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Capital budget proposal

Not applicable to Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 25, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.